[LETTERHEAD OF CARRIZO OIL & GAS, INC.]

November 16, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Filing Desk

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration Statement No. 333-136778)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended,  Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-136778) be accelerated so that it will become effective on November 16, 2006 at 4:30 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

CARRIZO OIL & GAS, INC.

By: /s/ Paul F. Boling
Paul F. Boling
Chief Financial Officer, Vice President,
Secretary and Treasurer

cc:	H. Roger Schwall
Securities and Exchange Commission

Mr. Gene J. Oshman
Mr. James H. Mayor
Baker Botts L.L.P.

[LETTERHEAD OF CARRIZO OIL & GAS, INC.]

November 16, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:	Acknowledgments Related to Carrizo Oil & Gas, Inc.’s Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-136778)

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated September 14, 2006 from H. Roger Schwall, Assistant Director, with respect to the Registration Statement on Form S-1 (Registration Statement No. 333-136778), originally filed on August 21, 2006 by Carrizo Oil & Gas, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the staff’s comments that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARRIZO OIL & GAS, INC.

By: /s/ Paul F. Boling
Paul F. Boling
 Chief Financial Officer, Vice President,
Secretary and Treasurer

cc:	Mr. Gene J. Oshman
Mr. James H. Mayor
Baker Botts L.L.P.